Exhibit 4.3

Third Addendum to the Software Development Services Agreement of January 5, 2016

That was made and signed on December 18, 2023

Between:

Foresight Automotive Ltd., private company 515287480

(Formerly Four Eyes Autonomous Ltd.)

Whose registered office is at 7 Golda Meir Street, Ness Ziona, Israel

(Hereinafter: ‘the company’)

Of the one part;

And:

MAGNA – B.S.P. Ltd., private company 513066639

Whose registered office is at Rotem Industrial Park, Arava Mobile Post, 86800

(Hereinafter: ‘the service provider’)

Of the other part;

(Jointly hereinafter: ‘the parties’)

Whereas	the service provider provides software development services to the company, under an agreement of January 5, 2016 (hereinafter: ‘the Agreement’), which was approved from time to time by the general meeting of the company’s parent company, Foresight Autonomous Holdings Ltd. (hereinafter: ‘Foresight Holdings’), last of which on January 31, 2022;

And whereas	in light of cost-saving measures implemented by the Company, the parties agreed on reducing the scope of Services under the Agreement and additional amendments as set forth below, which were approved by Foresight Holdings’ Audit, Compensation and Financial Statements Review Committee and Board of Directors in their November 20 and 22, 2023, meetings, respectively;

And whereas	the parties are interested in putting in writing the amendments in the terms of the Services, all as stated below.

Wherefore, the parties have agreed, declared and stipulated as follows:

1.	The preamble to this addendum constitutes an integral part hereof.
2.	The terms that appear in this addendum and are not defined will have the meaning given to them in the Agreement.
3.	The parties agree that a notice of extension of the term of the Agreement from January 5, 2024, to January 4, 2025, is hereby given.
4.	Commencing October 1, 2023, the maximum consideration for the Services shall not exceed NIS 70,000, plus VAT, per month.
5.	The Services shall be provided mainly by the service provider’s employees Yiftach Grossbirt, Levy Tzarua, Sharon Yehoshua and Dima Skin (in accordance with the actual cost to their employer and the time scope for services actually provided to the Company), or other employees who will be employed by the service provider in equivalent positions and approved by the Company in advance.
6.	The payment for the Services as provided above (commencing October 1, 2023) will be postponed until the completion of raise of funds to the Company in an aggregate gross amount of at least US $5M (hereinafter: “Fundraising”). In the event that the Fundraising will not be completed by the meeting where the Company’s financial statements for the year 2023 are approved (during March 2024), then the debt for the services provided by the service provider in the months October to December, 2023, will be forgiven in full, and will not be repaid.
7.	It should be clarified that nothing in this addendum will change any of the provisions of the Agreement, except in the sections mentioned above, and that all the other provisions of the Agreement with continue to apply without any change.

In witness whereof, the parties have signed below:

Foresight Automotive Ltd.	Magna – B.S.P. Ltd.

By:	By:
Position:	Position:
Date:	Date:

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